Godwin Pappas	Attorneys
Langley Ronquillo	A Limited Liability Partnership

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March 16, 2006

Perry Hindin

Special Counsel

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Utilicraft Aerospace Industries, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 5, 2005
SEC File No. 333-128758

Dear Mr. Hindin:

In response to your comment letter dated October 28, 2005 Utilicraft Aerospace Industries, Inc. (“UAI”) has amended its Amendment No. 1 to its Registration Statement on Form SB-2 filed October 5, 2005 (the “Form SB-2/A1”). Enclosed please find a copy of Amendment No. 2 to UAI’s Registration Statement on Form SB-2 (“Form SB-2/A2”). The following responses are submitted on behalf of UAI. The responses have been keyed to the corresponding enumerated comments in your letter.

Registration Statement on Form SB-2

General

1.             The Reorganization Agreement did not effect an exchange of securities. Rather, UAI distributed common stock to American Utilicraft Corporation (“AMUC”) to be paid out as a dividend to AMUC’s shareholders on a share for share basis. Furthermore, pursuant to the Reorganization Agreement, UAI issued warrants for the purchase of shares of its common stock on substantially the same terms as those issued and exercisable for the purchase of shares of AMUC common stock to complete the planned reorganization. The Reorganization Agreement did not require exchange of the AMUC warrants. After the reorganization, AMUC shareholders continued to hold the same number of shares of AMUC stock as they had before. AMUC was not liquidated or dissolved pursuant to the Reorganization Agreement and continues to exist as a shell company with limited assets and no business.

2.             UAI does not believe that the UAI/AMUC reorganization qualifies as a spin-off transaction under Staff Legal Bulletin No. 4. UAI was incorporated by AMUC in order to obtain a promised $34.5 million investment offered by The Navajo Nation (the “Nation”) during December 2004. As previously reported, the Nation was unwilling to devote the time and expense necessary for a complete due diligence investigation covering AMUC’s 15 year history, and also expressed concerns with respect to anti-dilution provisions in Warrants and shareholder agreements. Pursuant to Mr. Dupont’s employment agreement with AMUC, as disclosed in AMUC’s Form SB-2 and its subsequent filings, he was the owner of the intellectual property necessary to complete development and commence certification and manufacture of the FF-1080-300 aircraft. Due to AMUC’s failure to obtain sufficient funding, his employment contract permitted him to cancel his license with AMUC and explore other opportunities for use of the intellectual property; he agreed to do so with UAI in order to secure the Nation investment. No assets of AMUC were transferred to UAI in the reorganization. The sole consideration for UAI’s issuance of shares to AMUC in connection with the reorganization was a release of any claims of the latter against the former and an indemnification that, due to AMUC’s current status as a “shell” company, is of little or no value. UAI shares were transferred to AMUC, with the intention that such shares be dividended to AMUC shareholders on a one-for-one basis, but the overarching reason for this transfer and dividend was fairness, not because either UAI or AMUC expected anything of benefit from these shareholders, and shareholders kept not only their AMUC positions, but also received an equal number of UAI shares. AMUC shareholders received restricted UAI shares that will remain so until this registration statement is effective or an exemption is otherwise available to them.

3.             Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) excludes from the registration requirements of Securities Act Section 5 “transactions by an issuer not involving any public offering.”  Therefore, the registration requirements of Section 5 of the Securities Act apply only to an offering of securities that is made to the public. Distribution of UAI securities to AMUC pursuant to the Reorganization Agreement constituted a transaction by an issuer not involving a public offering. Furthermore, AMUC did not transfer the UAI shares for value and they were transferred to the shareholders of AMUC pro rata, so that there was no “sale” to such shareholders. For the reasons set out in the response to comment number 4, UAI also believes that the transaction could qualify under Section 4(1) of the Securities Act of 1933, in that AMUC would not qualify as an underwriter with respect to its acquisition and dividend of AMUC shares.

4.             Though AMUC obtained restricted securities as a result of the Reorganization Agreement, UAI believes AMUC would not qualify as an underwriter because it did not “purchase” the reorganization shares or warrants from UAI with an intention to distribute them, or “offer” or “sell” the reorganization shares or warrants to its shareholders on behalf of UAI. The only consideration given by AMUC for the UAI shares was its release and indemnification, which, as we have noted, was of limited, if any, value. Moreover, since the operating business was reliant on assets that belonged to Mr. Dupont, and no assets were transferred to UAI, AMUC shareholders gave, surrendered or exchanged nothing for the UAI shares distributed as a dividend or the warrants issued to AMUC warrant holders. Furthermore, in that there is no public market for UAI’s shares and they were dividended entirely and exclusively to current shareholders, UAI does not believe that there was any intent to distribute to the public.

Registration Statement Cover Page

5.             A Rule 415 box has been added to the cover page of the Form SB-2/A2 and checked.

Prospectus Cover Page

6.             The prospectus cover page and plan of distribution section have been amended to specify that the selling stockholders are required to sell their shares at $0.10 per share until the shares are quoted on the

Over-the-Counter Bulletin Board (OTCBB), and thereafter they may sell common stock from time to time at the prevailing market price or in negotiated transactions.

Prospectus Summary, page 1

7.             The Prospectus Summary has been amended to disclose that UAI’s independent accountant’s audit report states that there is substantial doubt about UAI’s ability to continue as a going concern due to losses from operations since inception and working capital deficiency. The section has also been amended to disclose that the FF-1080-300 is currently under development and that UAI will require significant additional financing to bring it to market.

RISK FACTORS, Page 2

8.             The RISK FACTORS section has been amended to include underlined headings for each risk factor.

9.             UAI has attempted to avoid generic language in its individual underlined risk factor headings.

10.           A risk factor addressing the auditor’s doubt regarding UAI’s ability to continue as a going concern has been added to the beginning of the RISK FACTORS section.

The loss of John J. Dupont, page 3

11.           Disclosures regarding rights relating to revocation of patent assignments upon termination of Mr. Dupont’s employment have been added to the risk factor disclosure.

The FF-1080-300 aircraft may not achieve market acceptance, page 3

12.           References to “government imposed restrictions” have been removed.

We have contracted with one major supplier, page 4

13.           The risk factor relating to the fact that UAI has contracted with one major supplier to manufacture a large portion of the FF-1080-300 aircraft has been amended to disclose that management believes it could find a suitable alternative supplier to replace Metalcraft Technologies, Inc. in 60 days or less. The foregoing estimate is based on the fact that there are numerous other qualified subassembly fabrication and manufacturing companies with necessary experience and FAA certifications, both in the U.S. and in foreign countries.

We intend to market and sell our products to foreign customers, page 4

14.           The risk factor relating to UAI intentions to market its products to foreign customers has been amended to disclose that sales efforts will be world-wide, and that UAI is developing contacts in India, Africa and Europe. Furthermore, the risk factor warns that UAI anticipates being subject to certification regulations and applicable import restrictions in each country into which UAI sells aircraft, as are other domestic and international manufacturers. UAI has also included a brief discussion of the foregoing in the “Government Approvals and Regulation” section of the Form SB-2/A2.

We currently have limited net working capital, page 4

15.           The risk factor has been amended to address the fact that warrants may not be exercised and consequently UAI may not receive proceeds from such sales to fund anticipated costs and expenses.

The exercise of outstanding warrants, page 5

16.           The risk factor has been amended to disclose that of the outstanding warrants for the purchase of 67,257,308 shares which are not being registered for resale in the Prospectus, warrants issued to PacifiCorp account for 60,000,000 of the shares.

Forward looking statements, page 6

17.           References to Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) have been removed.

USE OF PROCEEDS, page 5

18.           Reference to proceeds from the PacifiCorp Agreement has been removed.

Selling Stockholders, page 8

19.           The shares listed in the Form SB-2/A1 Selling Stockholder table totaled 112,366,031. Please note that UAI has reduced the number of shares to be registered and the shares listed in the table in the Form SB-2/A2 now total 112,014,911.

20.           The Selling Stockholder section has been amended to disclose that the majority of the selling stockholders received their shares of common stock as a result of the Reorganization dividend distribution of UAI shares by AMUC to its stockholders. Disclosures regarding selling stockholders who received shares by means other than the Reorganization, have been footnoted to provide disclosure of how such shares were received.

21.           No shares held by any person who served as an officer or director of UAI or AMUC or a beneficial owner of 10% or more(1) of the common stock of UAI are included in the shares to be registered under the Form SB-2/A2.

(1) With the exception of the shares listed as held by Cede & Co. (Fast), which are believed by management to be held in street name on behalf of beneficial holders who have objected to disclosure of certain ownership information about themselves.

22.           Family relationships between any officer, director, and 5% beneficial owner and any listed Selling Stockholder known to management have been disclosed in footnotes to the Selling Stockholder table in the Form SB-2/A2.

23.           UAI has not entered into any agreement with any broker-dealer to serve as an underwriter with respect to the offering. Management believes that broker–dealers listed in the Selling Shareholders tables hold shares in street name on behalf of their customers and therefore would not be considered underwriters. UAI was unable to obtain the identities of many of the beneficial owners who have dispositive control over these street name shares because they have objected to disclosure of certain ownership information about themselves.

24.           Unless disclosed in footnotes, management is unable to identify the natural persons who beneficially own the securities held by the entities named in the Selling Stockholder table.

Directors, Executive Officers, Promoters and Control Persons, page 19

25.           Mr. Boland should have executed the Reorganization Agreement in his capacity as Vice President of AMUC.

26.           Mr. Dupont tendered a written resignation as an officer and director of AMUC on March 7, 2006.

27.           Ms. Shoemaker served AMUC as its Principal Accounting Officer. The discussion of Ms. Shoemaker’s prior business experience has been amended to disclose her position with AMUC.

28.           Pursuant to their respective Employment Agreements (filed as exhibits 10.4 and 10.6 to the UAI Form SB-2/A1), Ms. Shoemaker and Mr. Fragoso are obligated to devote their full time and efforts to their duties in their respective positions for the profit, benefit and advantage of the business of UAI.

Security Ownership of Certain Beneficial Owners and Management, page 21

29.           The table and footnotes have been revised to include shares held in the name of the “Smith Family Trust, Douglas E Smith, TTEE” since it appears that Mr. Smith would be considered a “beneficial owner” of the shares. Management is unaware of any other security ownership by beneficial owners that would be properly disclosed in the table. The following security ownership and family relationships have not been disclosed in the table for the reasons noted:

a.             Alexandra Smith, who is believed by management to be the daughter of Douglas Smith, is the beneficial owner of 641,578 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Alexandra Smith.

b.             Braeden Smith, who is believed by management to be the cousin of Douglas Smith, is the beneficial owner of 10,000 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Braeden Smith.

c.             Brian Smith, who is believed by management to be the cousin of Douglas Smith, is the beneficial owner of 25,000 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Brian Smith.

d.             Claude Smith, who is believed by management to be the cousin of Douglas Smith, is the beneficial owner of 930 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Claude Smith.

e.             David Smith, who is believed by management to be the brother of Douglas Smith, is the beneficial owner of 199,592 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of David Smith.

f.              Gordon Smith, who is believed by management to be the son of Douglas Smith, is the beneficial owner of 50,000 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Gordon Smith.

g.             Jaqueline Smith, who is believed by management to be the daughter of Douglas Smith, is the beneficial owner of 641,578 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Jaqueline Smith.

h.             Michael Smith, who is believed by management to be the cousin of Douglas Smith, is the beneficial owner of 40,628 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Michael Smith.

i.              Tom Smith, who is believed by management to be the cousin of Douglas Smith, is the beneficial owner of 80,000 shares, which are not included in the 20,791,181 shares set forth in the table because management has no reason to believe that Douglas Smith is the “beneficial owner” of the shares held in the name of Tom Smith.

j.              Ronald Trolard, who is believed by management to be the brother of Richard Trolard, is the benefical owner of 49,388 shares, which are not included in the 11,870,771 shares set forth in the table because management has no reason to believe that Richard Trolard is the “beneficial owner” of the shares held in the name of Ronald Trolard.

30.           A risk factor addressing provisions in employment agreements with our officers that are triggered upon a change in control has been added to the RISK FACTORS section.

31.           UAI has obtained preliminary letter agreements from Global Aircraft Group and WSI Hong Kong Ltd. stating the intentions and commitments of the parties to enter into contracts and agreements with UAI on substantially the same terms and conditions as are reflected in the AMUC contracts and agreements. Nevertheless, definitive agreements have not yet been executed. Furthermore, it is the intention of UAI to omit the 51% ownership requirements for Messrs. Dupont and Boland and instead substitute a provision that states that Mr. Dupont and his management team must remain in majority ownership or control of UAI in the final agreements with Global Aircraft Group and WSI Hong Kong Ltd. UAI has not placed any emphasis on the preliminary agreements since there is no assurance that definitive agreements will be reached on terms acceptable to all parties. Moreover, since the preliminary letter agreements are not definitive, UAI does not believe them to be material at this point.

Description of Business, page 25

General

32.           The Prospectus has been revised to clarify the meanings of technical and industry specific terms that are not clear from the context of the related disclosure. Among others, the meanings of the terms “revenue tons,” “flat rate setting” and “outside mold line” have been clarified.

Development of Utilicraft Aerospace Industries, Inc., page 25

33.           The AMUC Form 8-K dated December 10, 2004 wrongly stated that a majority of the Corporation’s shareholders ratified the board’s action regarding the reorganization. No such ratification was ever obtained. However, UAI does not believe such ratification was necessary.

34.           The section as well as the Prospectus Summary have been amended to disclose the reasons set forth in the Reorganization Agreement as to why the reorganization was deemed necessary.

35.           Though UAI has obtained preliminary agreements from Global Aircraft Group and WSI Hong Kong Ltd., definitive agreements have not yet been executed. The preliminary agreements are merely letter agreements stating the intentions and commitments of the parties to enter into similar contracts and agreements with UAI on substantially the same terms and conditions as are reflected in the AMUC contracts and agreements. UAI has not placed any emphasis on the preliminary agreements since there is no assurance that definitive agreements will be reached on terms acceptable to the parties. Moreover, since the preliminary letter agreements are not definitive, UAI does not believe them to be material at this point. The “Development of Utilicraft Aerospace Industries, Inc.” section has been updated to disclose the preliminary nature of these agreements.

36.           AMUC was in default on contracts for the purchase of aircraft with Global Aircraft Group and WSI Hong Kong Ltd. because it was unable to meet development and production deadlines for the delivery of aircraft, which comprised material breaches as disclosed in AMUC’s Form 8-K filed on

December 10, 2004. The “Development of Utilicraft Aerospace Industries, Inc.” section has been updated to disclose the nature of the “material breaches” under the agreements.

37.           The Company is currently unaware of any other claims, obligations, demands or other liabilities of AMUC to which it may be subject. Since UAI is an entirely separate corporate entity, its exposure for AMUC liabilities should be limited to those expressly assumed, absent the establishment that it is an “alter ego” for AMUC, which we do not consider likely. The Company acquired none of AMUC’s assets and paid debts owed by it to trade and other creditors, who would be the likely claimants. Since AMUC has no business and limited assets it is unlikely that it would be able to fulfill any indemnification obligations that may arise.

38.           At the time of the Reorganization, AMUC was party to litigation concerning the exercise of warrants issued to an underwriter in its 2001 securities offering styled Schwartz Private Equity Group, LLC v. American Utilicraft Corp., State Court of Fulton County Georgia No. 04VS074071A. Schwartz Private Equity Group, LLC (“Schwartz”) claims that it was entitled to exercise warrants for AMUC shares during 2002 and 2003, but was refused; Schwartz provided notice that it would exercise warrants but never tendered payments therefor. Since AMUC answered Schwartz’ original petition, Schwartz has not pursued the litigation, and there are no outstanding discovery requests or scheduling orders.

39.           UAI did not assume any assets of AMUC pursuant to the Reorganization or otherwise. Of the approximate $1.1 million paid by UAI for the benefit of AMUC or its creditors, only $364,985 was paid directly to AMUC. Pursuant to the Reorganization, UAI’s officers entered into employment agreements with the Company, which are incorporated as Exhibits to the Form SB-2/A2, and UAI assumed the obligation to pay them compensation deferred on AMUC’s books as well as AMUC’s debt to John Dupont. In addition, John Dupont and Darby Boland each received 10,000,000 shares of stock in the Company. AMUC currently has limited assets and has not been liquidated or dissolved. The “Development of Utilicraft Aerospace Industries, Inc.” section of the SB-2/A2 has been updated to disclose the foregoing.

Business Overview, page 26

40.           The Business Overview and Suppliers and Materials sections have been amended to emphasize the preliminary and non-binding nature of most of the Risk Sharing Agreements with potential suppliers. The Risk Factor disclosure regarding our Risk Sharing Agreements provides warning of the preliminary nature of the agreements and the potential inability to reach final agreements on acceptable terms.

41.           As discussed in the amended “Business Overview,” “RISK FACTORS” and “Suppliers and Materials” sections, most of the Risk Sharing Agreements are oral and in some cases preliminary written commitments. Though UAI has obtained a definitive written agreement with one supplier, Metalcraft Technologies, Inc., binding written agreements with most of the supply companies have not yet been obtained. The suppliers with whom UAI has Risk Sharing Agreements, have agreed to provide, and have provided in some cases, products and/or services at no cost or at the manufacturer’s lowest direct costs for both the Pre-Production prototype FF-1080-300 aircraft and the Conformity Aircraft. With respect to no-cost products, UAI obtains those on essentially a consignment basis, permitting UAI to use the products on its aircraft without an up-front payment. However, if UAI removes the equipment from the aircraft, UAI must return it to the supplier. The “Business Overview” section of the SB-2/A2 has been updated to disclose the foregoing. The RISK FACTORS section contains a disclosure that UAI may not be able to conclude agreements on satisfactory terms with manufacturers and suppliers that UAI needs to complete construction of the FF-1080-300 aircraft, which would further delay our ability to begin generating revenue and require UAI to incur additional expenses.

42.           The AFRS technology is patented, but there has been no manufacture or commercial application of any product based on the patent. As time and funding permits, UAI intends to hire a software development company to integrate the software into other commercially available hardware. UAI has not yet developed a budget for this integration process. Furthermore, the AFRS is not vital to the completion of the FF-1080-300 aircraft, but once developed may be offered as an option. The “Our Products” section of the SB-2/A2 has been updated to disclose the foregoing.

The Market, page 27

43.           The disclosure in “The Market” section of the registration statement states that our “initial target client base consists of freight carriers and U.S. passenger airlines seeking to expand their freight services.”  [Emphasis added]  The freight carriers targeted by our current marketing efforts are not limited those based in the U.S., and the disclosure is thus not inconsistent. Nevertheless, the disclosure has been amended to specify that the initial target client base consists of international and domestic freight carriers as well as U.S. passenger airlines.

44.           Disclosures regarding military and government uses of our products have been removed from the registration statement.

Competition, page 28

45.           The disclosures in the Competition section have been amended to specify that the company is unaware of any product manufactured by other aircraft manufacturers with comparative features that would directly compete with the UAI product. Furthermore, the disclosures regarding each class of aircraft manufacturer have been amended to state that such manufacturers with greater financial resources and brand name recognition could potentially enter the market and develop products that compete against those produced by UAI.

46.           The disclosure regarding manufacturers of heavy/large aircraft has been amended and the suggestion that their products are “unnecessarily sophisticated” has been removed.

47.           The disclosure regarding potential new market entrants has been amended and the suggestion that development of competing products would “likely take several years” has been amended to merely reflect that such efforts will take “time.”  UAI is reluctant to speculate as to exactly how long such efforts will take.

Suppliers and Materials, page 30

48.           The disclosure regarding Suppliers and Materials has been amended to explain that a system integrator builds its products by putting together components from different suppliers of components. The disclosure also points out that as a system integrator, UAI will be able to devote time and resources to the final products rather than the individual components which will be or have already been developed by subcontractor suppliers.

49.           The disclosure regarding UAI agreements with suppliers has been modified to clarify that UAI has not yet obtained final binding agreements on acceptable terms with any prospective suppliers except for Metalcraft Technologies, Inc. The UAI written agreement with Metalcraft Technologies, Inc. was filed as Exhibit 10.11 to the UAI Form SB-2 filed October 3, 2005. The companies UAI has had preliminary discussions with are listed in the last paragraph of the section. While the companies listed have indicated interest in helping UAI bring our products to market, UAI is reluctant to indicate that there is anything more to the relationships with the potential suppliers than a general willingness to help facilitate development of UAI products. The disclosure is also qualified by a statement that UAI has not begun serious negotiation or reached final agreements with any of the listed potential suppliers.

50.           Exhibit 10.11 to the UAI Form SB-2 filed on October 3, 2005 is an EDGARized representation of the actual executed Purchase Agreement between UAI and Metalcraft Technologies, Inc.

51.           As of the date of this Prospectus, UAI have not begun serious negotiation or reached final agreements with any of the potential suppliers other than Metalcraft Technologies, Inc.

Research and Development, page 31

52.           UAI has not yet obtained the engineering reports on the final outside mold line that it expected to have by October of 2005 as anticipated in the Form SB-2/A1. Analytical Models, Inc. (“AMI”) has constructed a digitized and physical wind tunnel model and will commence aeronautical and analytical testing once financing for a balance of $262,076 owed to AMI for such testing is arranged. Management expects that AMI will require a deposit of $100,000 to commence testing work, with the balance paid over the test period. UAI has also contracted with D3 Technologies, Inc. to provide structural analysis and design integration, some of which will be reliant on completion of AMI’s wind tunnel testing; UAI will owe D3 $137,750, a portion of which is already due, that will be paid out over the test cycle, for this initial testing. Upon completion of the work to be performed by AMI and D3, UAI will have an engineering report on a final outside mold line, and can then conclude prototype construction. The “Research and Development” section of the SB-2/A2 has been amended to disclose the foregoing.

53.           The wing design and wind tunnel model fabrication purchase order was filed as Exhibit 10.16 - Utilicraft Aerospace Industries, Inc. Purchase Order dated March 25, 2005, to UAI Form SB-2 filed October 3, 2005 and incorporated into UAI Form SB-2/A1 and UAI Form SB-2/A2 by reference thereto.

Government Approvals and Regulation, page 31

54.           A description of regulations for experimental aircraft has been added to the disclosure regarding Government Approvals and Regulation in the UAI Form SB-2/A2.

Additional Information, page 32

55.           The disclosure regarding the address of the SEC Public Reference Room has been amended to provide the updated address:  100 F Street, N.E., Washington, D.C. 20549.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

56.           The “Overview” of the “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION” section has been amended to clarify the timeline for development of the FF-1080-300 aircraft. UAI has attempted to clarify that the development stages overlap. It should be noted, however, that the timeline for the development stages have been and may be further delayed due to lack of funding for specific stages of the development schedule.

57.           As disclosed in the discussion of “Our Products” in the “DESCRIPTION OF BUSINESS” section of the UAI Form SB-2/A2, the “Express Turn-Around” (ETA) electronic freight tracking system has not yet been developed for commercial application by UAI and there is no budget for such development. As time and funding permits, UAI plans to seek assistance from a subcontractor to develop and manufacture the required components at a later date. Similarly, though the Automated Flat Rate System (AFRS) technology is patented, there has been no manufacture or commercial application of any product by UAI based on the patent. As time and funding permits, UAI intends to hire a software development company to integrate the software into other commercially available hardware. UAI has not developed a budget for this integration process. The AFRS is not vital to the completion of the FF-1080-300 aircraft development, but once developed may be offered as an option. The foregoing plans for further development of the AFRS are also disclosed in the “Our Products” section.

58.           The “Overview” of the “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION” section has been amended to explain the breakdown of anticipated costs of each stage of the development and certification of the FF-1080-300 aircraft. The costs differ from the disclosures in the “USE OF PROCEEDS” section because the development and certification phases overlap. UAI has deleted its disclosure regarding addition of 20 employees in the “Risks Related to Our Business” of the “RISK FACTORS” section of the Form SB-2/A2. The section has been amended to reflect management’s intention to rely upon subcontractors with engineering, manufacturing and assembly expertise to limit the necessity of increasing administrative and other skilled personnel.

Liquidity and Future Capital Requirements, page 33

59.           The “Liquidity and Future Capital Requirements” of the “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION” section has been amended to disclose that UAI will require approximately $15,000,000 to sustain operations over the next 12 months and that it cannot satisfy current cash requirements without raising additional funds.

60.           The disclosure regarding the PacifiCorp Agreement in the “Liquidity and Future Capital Requirements” section has been amended to:  (1) disclose that the PacifiCorp Agreement provides for possible renegotiation of the terms of exercise of the PacifiCorp Warrants, whether as to exercise price or period, in the event of the establishment and based on the condition (price and volume) of a public market for the common stock; (2) disclose that the PacifiCorp Trustee is entitled to exercise voting rights related to the PacifiCorp Shares which may be surrendered in the event PacifiCorp fails to provide anticipated financing; (3) disclose that PacifiCorp may not transfer the PacifiCorp Shares without a counter-party signature from an officer of UAI; and (4) clarify that UAI retains no right to demand return of the shares from a third party in the event PacifiCorp defaults on its obligations. Per your request, disclosure regarding the transfers of shares from the Company, Mr. Dupont and Mr. Boland to PacifiCorp and a cross reference to the above disclosures have been added to the “Certain Relationships and Related Party Transactions” section. In addition, a disclosure has been added to the “RISK FACTORS” section of the UAI Form SB-2/A2 noting the possibility that the terms may be subject to renegotiation.

61.           None of the PacifiCorp Shares or shares to be issued upon exercise of the PacifiCorp Warrants are being registered pursuant to the registration statement. The disclosure regarding the PacifiCorp Agreement has been amended to specify the foregoing.

62.           Messrs. Dupont and Boland received no consideration of value for their transfer of securities to PacifiCorp. Since no value was received, there was no sale of securities subject to registration or exemption requirements.

63.           Disclosures regarding the PacifiCorp Agreement have all been amended to remove any suggestion that PacifiCorp is “obliged” to provide the potential financing. Moreover, the disclosure regarding the PacifiCorp Agreement in the “Liquidity and Future Capital Requirements” section has been amended to state that the PacifiCorp Agreement provides that PacifiCorp will utilize its best efforts to provide funding but does not obligate PacifiCorp to exercise the PacifiCorp Warrants. Lastly it should be noted that the SB-2/A2 contains a risk factor disclosure regarding the uncertainty and potential insufficiency of the PacifiCorp financing.

Material Commitments and Expenditures, page 34

64.           The disclosure regarding anticipated payments to Metalcraft Technolgies, Inc. is qualified by the statement that such expenditures are dependent upon the ability of UAI to obtain financing. Nevertheless, the Form SB-2/A2 has been amended to cross reference the “Liquidity and Future Capital Requirements” section for details regarding our plans to finance such expenditures.

65.           Disclosure regarding the terms of the Royalty Agreement between the UAI and Mr. Dupont has been added to the “Certain Relationships and Related Party Transactions” section of the Form SB-2/A2.

66.           The Summary Compensation Table and footnotes thereto have been amended to reflect the actual amount of AMUC deferred compensation reflected in the “Certain Relationships and Related Party Transactions” section of Form SB-2/A2.

67.           Disclosure that Mr. Dupont, an officer and director of the Company, had interest in both sides of certain debt assumption transactions, and participated in board consent of the assumption transactions, and that the transactions were therefore not conducted in the same manner as those which between two unaffiliated parties has been added to the “Certain Relationships and Related Party Transactions” section of the Form SB-2/A2.

Market for Common Equity and Related Stockholder Matters, page 35

Rule 144 Shares, page 36

68.           Disclosures regarding the 294,000 shares were included in the “Recent Sales of Unregistered Securities” section of the UAI Form SB-2/A1. The 294,000 shares mentioned in the disclosure regarding “Rule 144 Shares” are the total shares issued to James McGowen (105,000 shares), Nathan Graves (105,000 shares), Marian Nicastro (36,000 shares) and John Scott (21,000 shares) on February 16, 2005. The UAI Form SB-2/A2 has been amended to disclose the holders of the 294,000 shares in the “Rule 144 Shares” section.

69.           All of the 20,294,000 shares are included in the selling shareholder table in the UAI Form SB-2/A1. The 294,000 shares are listed under the names set forth above and identified as such in footnotes to the Selling Shareholders table in the UAI Form SB-2/A2. The 20,000,000 shares originally issued to 1080 Investment Group, Inc. were distributed to its shareholders upon dissolution of the company. Each of the shareholders who received shares upon dissolution of 1080 Investment Group are listed separately in the Selling Shareholders table and identified as such in footnotes to the Selling Shareholders table in the UAI Form SB-2/A2.

Executive Compensation, page 36

Summary Compensation Table, page 37

70.           As discussed in the amended “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” section of the Form SB-2/A2, under the AMUC employment contracts with its officers, their compensation was fixed and earned over the term of the contracts, but amounts due would not be paid until AMUC reached certain financing goals. The unpaid obligations were deemed earned and the payment thereof deferred, and AMUC accrued the amounts earned but not paid. The Directors of the Company determined to assume the reduced deferred compensation amount in connection with the Reorganization and as an incentive to the officers to enter into employment agreements with UAI.

71.           Though no consideration is expressly provided for in the Reorganization Agreement specifically for assumption of the AMUC debt and deferred compensation obligations, such assumption was effected in furtherance of the Reorganization plan and in consideration of AMUC’s agreements set forth therein. Furthermore, some portions of the debt were owed to trade creditors, engineers and material suppliers involved in the development of the FF-1080-300 aircraft whose continued participation was deemed necessary by UAI. As such, UAI believed that if such obligations were not honored, it would impair the company’s ability to maintain such relationships or procure similar goods and services from other suppliers.

Employment Agreements, page 38

John J. Dupont, page 38

72.           The provision in the UAI Employment Agreement - John J. Dupont dated December 10, 2004 relating to an interest free loan in the amount of $500,000 was not likely compliant with the prohibition on personal loans to officers and directors set forth in Section 13(k) of the Exchange Act. The employment agreement has been amended pursuant to the First Amendment to Employment Agreement – John J. Dupont (the “Amendment”) to remove the loan provisions. Moreover, no money was loaned to Mr. Dupont under the loan provision prior to the Amendment. The Amendment has been filed as Exhibit 10.20 to the UAI Form SB-2/A2.

Karen Shoemaker, page 39

73.           The “Liquidity and Future Capital Requirements” section has been amended to disclose Ms. Shoemaker’s salary increase, which will take effect upon the effectiveness of the registration statement.

Financial Statements, page F-4

74.           A signed consent from Turner, Stone & Company, L.L.P has been filed as Exhibit 23.1 to the UAI Form SB-2/A2.

75.           As disclosed in the amendment to the “DESCRIPTION OF BUSINESS - Development of Utilicraft Aerospace Industries, Inc.” section of the UAI Form SB-2/A2, UAI has only obtained preliminary letter agreements from Global Aircraft Group and WSI Hong Kong Ltd. stating the intentions and commitments of each to enter into contracts and agreements with the UAI on substantially the same terms and conditions as are reflected in AMUC contracts and agreements. Definititive agreements have not yet been executed. Accordingly, such agreements have not been accounted for in the Financial Statements.

Statement of Operations, page F-5

76.           The “general and administrative” caption has been modified to indicate that compensation costs are excluded. The caption “engineering, research and development” includes the portion of compensation allocated to this function.

Note 1. Summary of Significant Accounting Policies, page F-9

77.           The fiscal year of UAI ends on December 31. The UAI year-end has been added to Note 1 under “Organization and business.”

Basis of Presentation and Going Concern Uncertainty, page F-9

78.           The principal conditions that raise substantial doubt about our ability to continue as a going concern have been addressed as requested. The disclosures have been added concerning the estimated proceeds necessary to remove the threat to the continuation of our business for the next year. See Note 1 “Basis of Presentation and Going Concern Uncertainty.”

Earnings per Share, page F-11

79.           Disclosure of the amount of outstanding warrants has been included in the footnote regarding “Earnings per share” in the financials.

Patents, page F-12

80.           Note 1 under “Patents” includes the total amount assigned to the patents of $3,519,073 and the weighted average amortization period of 4.6 years at December 2004. There is no requirement under guidance in SFAS 142, paragraph 44(a) to disclose the value assigned to each patent in the financial statements, only the “major intangible asset class.”  However, for your internal purposes, the values assigned to each patent are as follows:

Design patent for FF-1080	$2,639,305
Electronic freight tracking	527,861
Economical weight rate	351,907
$3,519,073

The nature and type of consideration given is set forth in Note 2. The non-cash forms of consideration were negotiated between AMUC and UAI as set forth in Note 2. These were the historical values on the books of AMUC for the two liabilities assumed.

The provisions of paragraphs 9 and 10 of SFAS 142 were considered and $3,519,073 represents the fair value of the assets acquired. Paragraphs 6 and 7 of SFAS 141 were applied since the value assigned to the patents was cash plus the two negotiated liabilities representing fair value determined by “consideration given” which was more “clearly evident” than the fair value of the assets acquired.

SAB Topic 5 G does not apply, though it was considered, because no stock was given to any “promoters or shareholders” for the patent rights (“non-monetary assets”).

81.           Reference to an appraisal has been deleted from the footnote 1 in the financials relating to “Patents.”  Management of the Company believes it has allocated the values fairly to each of the 3 patents as disclosed in response to comment No. 80 above. There was no intention to imply the carrying values would be increased as a result of the appraisal. The wording should have indicated the carrying value “may be re-allocated among the three patents.”

82.           Mr. Dupont personally assigned the patents for the UAI products to UAI pursuant to the terms of his “Employment Agreement – John J. Dupont” dated December 10, 2004. Further, the consideration given in exchange for the “rights” to use the three patents is discussed in the response to comment No. 80 above.

Impairment of Long Lived Assets, page F-12

83.           The provisions of SFAS 144 and specifically paragraph 8 are not yet significant in determining impairment of the patents due to the brief time UAI has been in the development stage. The disclosures in Note 1 have been modified to reflect the foregoing.

Note 2.   Transactions with American Utilicraft Corporation, page F-12

84.           In determining the appropriate financial statements and periods to present, UAI determined that only the financial statements of its operations were required for the following reasons:

a.             UAI was never an operating subsidiary of AMUC and never had the same shareholders. The $2,000,000 of proceeds as discussed in Comment No. 88 were obtained from virtually all new investors in UAI. Only two of the 294 stockholders of AMUC participated in any significant way in the $2,000,000 private placement. There were approximately 29 stockholders involved in the $2,000,000 private placement, therefore the “common control” issues discussed in EITF 02-05 and SFAS 141 were deemed to not apply. Likewise, provisions of EITF 02-11 (and APB 29, as amended by SFAS 144) were deemed to not be relevant.

b.             The “fair value” UAI gave was more “readily determinable” than the value AMUC gave up since the cash paid to AMUC and liabilities assumed were easily determinable as set forth in No. 80.

Note:  All of the matters set forth above were discussed with the SEC Corporate Finance Staff and they concurred with the “fact pattern” as long as UAI was satisfied that the “common control” aspects were properly applied (as discussed in (a) above).

c.             Following the SEC’s request, UAI considered the provisions of SAB TOPIC 5.Z.7. Since UAI was never an operating subsidiary of AMUC and this topic would apply to AMUC’s financial statements, not those of UAI, it was determined this topic was not relevant.

d.             As in (c.), UAI considered the applicability of SAB TOPIC 1.B.1 and likewise determined it is not applicable since UAI was never an operating subsidiary of AMUC and was never allocated any expenses by AMUC.

e.             As requested, UAI reviewed the applicability of Regulation C 405. Only two definitions appear to be of possible consideration.

First, “predecessor.”  Since UAI did not acquire any of the assets and none of the “business” of AMUC, the definition does not apply.

Second, “succession.”  Since this definition means the “direct acquisition of the assets comprising a going business” and UAI acquired no assets of AMUC, the definition does not apply.

It should be noted that UAI also considered the provisions of EITF’s 02-05, 84-39 and 90-5 and SFAS 141 and SAB TOPIC 5G in determining the proper presentation of its financial statements.

85.           The Reorganization Agreement was dated effective May 6, 2005. Though the Reorganization Agreement contemplates dividend distribution to the AMUC shareholders, such distribution could not occur until the shares were issued to AMUC by UAI. The parties to the Reorganization Agreement mutually concluded that the number of shares to be issued to AMUC needed to be amended (from 97,749,884 to 111,444,769) subsequent to execution of the Reorganization Agreement to give effect to the intent of the parties and the intended outcome of the transaction (i.e.- the Reorganization was intended to be structured so that AMUC could declare a dividend whereby its shareholders would receive one share of UAI for each share of AMUC). Accordingly, the board of directors issued a total of 111,444,769 shares of its common stock to AMUC to be distributed as a share dividend to AMUC shareholders on a share-for-share basis, which was declared on September 22, 2005. All significant terms of the transaction have been disclosed in the Form SB-2/A2.

With respect to the patents for the UAI products, Mr. Dupont personally assigned the patents to UAI pursuant to the terms of his “Employment Agreement – John J. Dupont” dated December 10, 2004. The terms of the Assignments, related Royalty Agreement and Mr. Dupont’s Employment Agreement are summarized and discussed throughout the Form SB-2/A2 in various sections including the “Patents and Trademarks” section. Furthermore, the Assignments were filed as Exhibits 10.7, 10.8, and 10.9 to the UAI Form SB-2 filed on October 3, 2005 and the Royalty Agreement and Mr. Dupont’s Employment Agreement were both filed as Exhibits 10.10 and 10.1, respectively.

For accounting purposes, the shares issued to AMUC were treated as outstanding as of inception, December 9, 2004. This was the most conservative treatment for earnings per share purposes and is generally accepted in these types of transactions. When the shares were eventually issued, as long as they were eventually issued, had no bearing on the accounting treatment. The wording in Note 2 to the financials has been modified to better explain the accounting treatment. In Note 1 of the financials, under the subheading “Patents,” the first sentence states that the patent rights were assigned from its President.

86.           As noted above and in the registration statement, Mr. Dupont personally assigned the patents to UAI pursuant to the terms of his “Employment Agreement – John J. Dupont” dated December 10, 2004. Furthermore, all transactions related to AMUC were treated effective for accounting purposes on December 9, 2004 for the reasons stated above in the response to comment No. 85.

87.           UAI and AMUC have mutually decided to abandon all plans to merge.

Note 3. Capital Structure Disclosures, page F-13

88.           UAI believes the disclosures required by paragraph 4 of SFAS 129 have been made. There is no requirement to disclose the dates of every stock issuance in the financial statements, just the number of shares and the values assigned to such shares. This has been done. For your internal purposes, the issuances on page F-6 Statement of Stockholders’ Equity for the Period from December 9, 2004 (Inception) through June 30, 2005 of the were as follows:

Cash	February 4 and 15 and March 23, 2005
Services	May 6, 2005
Spinoff	Effective as of December 9, 2004 as set forth in response No. 85 above.

89.           Management of UAI determined the fair value was $.07 per share based on the factors below:

a.             The shares contained no registration rights and $.10 cash shares did; and

b.             The shares are subject to re-sale restrictions.

The foregoing facts are included in disclosures in Note 3 of the Financials included in the Form SB-2/A2.

In addition, UAI considered paragraph 17 of SFAS 123R that states in part “a restriction that continues in effect after an entity has issued instruments to employees, such as the inability to transfer vested equity share options to third parties or the inability to sell vested shares for a period of time, is considered in estimating the fair value of the instruments at the grant date.”  Further, there are many studies that support discounts for restricted stock.

90.           The 20,000,000 shares of common stock discussed in Note 3 to the Financials for the period ended June 30, 2005, were issued to John Dupont (10,000,000 shares) and R. Darby Boland (10,000,000 shares). Item 402(b)(1) of Regulation S-B requires disclosure of compensation of the named executives in the Summary Compensation Table for each of the registrants last three completed fiscal years. UAI’s fiscal year ends on December 31. Information in the Summary Compensation Table only includes compensation received by the named executives by the Company during fiscal years ended December 31, 2002, 2003 and 2004. The 10,000,000 shares of UAI common stock issued to John Dupont and the 10,000,000 shares of UAI common stock issued to Darby Boland for services were not authorized until May 6, 2005, and thus not reflected in the Summary Compensation Table. The Form SB-2/A2 Summary Compensation Table has been amended to reflect compensation to the named executives for the year ended December 31, 2005 including the value of $1,400,000 for the 20,000,000 shares issued to Messrs. Dupont and Boland. The 20,000,000 shares were not issued in connection with either of the employment agreements in place with Messrs. Dupont or Boland. The consideration received by UAI in exchange for the 20,000,000 shares issued to Messrs. Dupont and Boland consisted of pre-incorporation services to

UAI as well as the issuees’ agreements to serve as directors of UAI. The expense was recorded in the statements of operations and is reflected in “compensation and related costs.”

91.           The disclosure of the exercise prices has been changed in Note 3 to the financials to reflect a $.10 to $5.00 per share range. One UAI warrant is outstanding for 1,000,000 shares at an exercise price of $.10 per share.

Note 5. Commitments and Contingencies, page F-14

92.           The “Funding commitment” note regarding the PacifiCorp warrants under Note “5. COMMITMENTS AND CONTINGENCIES” has been updated to reflect the current status.

Since all of the warrants presently outstanding are exercisable ONLY FOR CASH, and are not able to be settled in stock of UAI, it was determined that neither SFAS 133 nor EITF 00-19 apply.

The warrants’ value was determined to be insignificant because they all require a cash payment equal to the exercise price. None of the warrants are derivatives and therefore, have no fair value on their own terms.

Since none of the warrants under the PacifiCorp Agreement have any modified exercise price or term since the UAI stock has no public market, this “feature” has been ignored in determining the accounting for the warrants.

There were few substantive changes to the PacifiCorp arrangement effected by the Amended Master Financing Agreement between PacifiCorp Funding Partners Trust and Utilicraft Aerospace Industries, Inc. The substantive changes included:  (a) addition of a requirement that any transfer of any of the 80 million shares subject to return to the Company, Dupont or Boland requires a counter-party signature from an officer of UAI; and (b) clarification and correction of certain inaccurate representation and warranty provisions. There were no accounting changes related to the amendment.

The final PacifiCorp Agreement did not include rights to future payment to Messrs. Dupont and Boland based upon stock price performance. Accordingly, no accounting has been made for the future stock price performance.

93.           The long term agreement for raw materials and parts referred to under the caption “Unconditional purchase commitment” in Note 5 to the financials is the Purchase Agreement #      Dated March 18, 2005, An Aircraft Sub-Assembly Manufacturing Agreement Between Utilicraft Aerospace Industries, Inc. and Metalcraft Technologies, Inc. (the “Metalcraft Agreement’) filed as Exhibit 10.11 to the UAI’s Form SB-2 filed October 3, 2005. As set forth under the caption “Suppliers and Materials” in the “DESCRIPTION OF BUSINESS” section of the Form SB-2/A2, we have contracted with Metalcraft Technologies, Inc. (“Metalcraft”) to build the Forward, Center and Aft fuselage and empennage (tail) assemblies for the FF-1080-300 and to provide these subassemblies for the Pre-Production Prototype, Conformity Prototype and UAI production aircraft for a term of 6 years. UAI refers to the Metalcraft Agreement as a “Risk Sharing Agreement” because Metalcraft has agreed to provide subassemblies for the Pre-Production Prototype and

Conformity Prototype at a reduced price. The estimates of purchase commitments under this agreement in the amount of approximately $458 million have been omitted from the Notes to the financials incorporated into the Form SB-2/A2 because such purchase commitments are dependent upon our ability to arrange financing. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Material Commitments for Expenditures” section of the Form SB-2/A2.

There is no accounting required for the Risk Sharing Agreement at this time.

94.           No disclosures under SFAS 5 are required with respect to the pending litigation against AMUC. There is no impact on UAI.

Part II

Recent Sales of Unregistered Securities

95.           The Recent Sales of Unregistered Securities section has been amended to disclose the fact the UAI issued warrants exercisable for the purchase of 17,287,664 shares of common stock to holders of AMUC issued warrants for the purchase of 17,287,664 shares of AMUC common stock, in the same proportion and on the same terms as the AMUC Warrants, except that any cashless exercise rights in the AMUC Warrants were not granted in connection with the UAI Warrants.

96.           In addition to the 105,000 shares issued to Mr. McGowen on February 16, 2005, he also obtained UAI shares as a dividend from AMUC along with the other AMUC shareholders on a share-for-share basis in the Reorganization.

97.           By virtue of the fact that PacifiCorp owns 80,000,000 shares of common stock and warrants for the purchase of up to 60,000,000 shares of common stock of UAI, it would be considered an affiliate due to its ability to obtain control of up to 51.4% of the Company’s stock. The disclosure regarding the PacifiCorp transaction in the “Recent Sales of Unregistered Securities” section has been amended to disclose the fact that PacifiCorp would be considered an affiliate. Moreover, John J. Dupont and R. Darby Boland have been identified as officers of the UAI. None of the other issuees listed in the “Recent Sales of Unregistered Securities” section would likely be considered affiliates.

Exhibits

Exhibit 2

98.           A complete EDGARized copy of the Reorganization Agreement with Exhibit A attached, has been filed as Exhibit 2.1 to the UAI Form SB-2/A2.

Exhibit 5

99.           The legal opinion attached as Exhibit 5 to the Form SB-2/A1 contained no “assumptions that are inappropriate.”  All assumptions with respect to certain parties’ “power, corporate or other, to enter into and perform all obligations” and “due authorization by requisite action, corporate or other, and execution and delivery by such parties of [certain documents] and the validity and binding effect thereof” are limited to counsel’s examination and opinion relating to execution of documents by parties other than UAI.

100.         An Opinion on Legality dated March 16, 2006 from Godwin Pappas Langley Ronquillo, LLP containing consent to being named in the Registration Statement has been filed as Exhibit 5.1 to the UAI form SB-2/A2.

Exhibit 10.18

101.         Exhibit 10.18 was intended to and in effect amends and restates Exhibit 10.17 in its entirety.

Please let us know if you should require any further information.

Very truly yours,

/s/ Phillip W. Offill, Jr.
Phillip W. Offill, Jr.

Enclosures

cc:           Mr. John J. Dupont